UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*

James Hager

27238 Orth Lane

Conroe, TX 77385

2. Date of Event Requiring Statement (Month/Day/Year)

02/01/03

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

###-##-####

4. Issuer Name and Ticker or Trading Symbol

Rocky Mountain Energy Corp. (RMEC.OB)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

|_ | Director |_| 10% Owner |X | Officer (give title below) |_| Other (specify below)

Secretary/Treasurer

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable line)

|X| Form filed by One Reporting Person

|_| Form filed by More than One Reporting Person

Table I -- Non-Derivative Securities Beneficially Owned
1. Title of Security	2. Amount of Securities Beneficially Owned	3. Ownership Form: Direct (D) or Indirect (I)	4. Nature of Indirect Beneficial Ownership
Common Stock	100,000	D

Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	6. Nature of Indirect Beneficial Ownership
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
N/A

Signature of Reporting Person

/s/ James Hager

Date: February 27, 2003